VOZROZHDENIE BANK

File № 82-4257

RECEIVED

02.04.07
1101/3428

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990, Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07023805

SUPPL

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

PROCESSED
MAY 3 1 2007
THOMSON
FINANCIAL

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

Statement of material fact

Information about state registration of an issue of securities and access to securities issue prospectus information

Information about state registration of an issue of securities and access to securities issue prospectus information

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow GSP, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**
1.8. Name of periodical edition used by the issuer for publishing information:	Newspaper "Izvestia"

2. Content of the Message

2.1. Information about securities issue which was registered:
2.1.1. Category (type), series and other identification characteristics of securities.
Ordinary non-documentary registered shares.
2.1.2. Maturity (for bonds and options of the issuer).
Shares have no maturity date.
2.1.3. State registration number of the securities' issue (additional issue) and the date of state registration.
10101439B016D dated March 20, 2007
2.1.4. Name of the registration authority that registered the securities issue.
Bank of Russia.
2.1.5. The number of securities issued and nominal value of each issued security (if availability of nominal value is stipulated by the Russian law):
3,000,000 (Three million) shares of RUR 10 (ten) nominal value each.
2.1.6. Method of securities issue. In case of closed subscription – the list of potential buyers of securities issued.
Open subscription.
2.1.7. Term (opening and closing dates) of issuing securities and order of its definition.
The initial date of placing shares with personsaving having having preemptive rights to purchase additional shares will be the next business day after the date of publication information about the price of shares to be issued through the business news service "Interfax" (further – "Initial date of placing shares with persons having preemptive rights").
The initial date of placing shares with other persons will be the next business day after the date of publication of information about the results of exercising preemptive rights through "Interfax" (further – "Initial date of placing shares with other persons").
The closing date of placing shares with persons having preemptive rights will be the 5th business day (inclusive) after the day following the date of publication of the share placement price (the order of price determination) through the news agency "Interfax" (further – "Closing date of placing shares with persons having preemptive rights").
The closing date of placing shares with other persons (further – "Closing date of placing shares with other persons") is determined as the earliest of two dates:

- Date of placing of the last shares available of this additional issue;
- 60th business day from the initial date of placing shares with such other persons.

2.1.8. Price for securities issued or procedure of its defining.
The price of ordinary registered non-documentary shares to be issued in Russian Rubles and in foreign currency will be set by the Board of Directors within the first business day after expiration of preemptive rights. Information about the price will be disclosed through the business news service of the news agency "Interfax" and at the bank's web-site (www.vbank.ru).
2.1.9. Preemptive rights for shareholders of the issuer and / or other persons.
According to the articles 40 and 41 of the Federal law "About joint-stock companies" shareholders owning ordinary shares of Bank Vozrozhdenie have preemptive rights to purchase ordinary shares issued in the number proportionate to the number of ordinary shares owned by them.
The list of shareholders having pre-emptive rights to purchase additional shares issued has been completed on the basis of the data from the shareholders register as at the end of the business day of February 20, 2007 – the day when the Board of Directors of the Bank made a decision to increase the share capital underlying the issue additional shares.

2.2. Registration of the securities issue prospectus at the same time with the state registration of these securities' issue

The securities issue prospectus was registered at the same time with the state registration of the additional share issue.

2.3. The order of access to the securities issue prospectus in case of its registration.

The bank will publish the text of the registered decision about securities' issue and securities issue prospectus at its web-page www.vbank.ru in the Internet within 2 (two) days from the moment of receipt of the written notice about state registration of the issue from the registration authority. The registered decision about the securities' issue should be accessible via Internet during the period from the date of its publication till redemption (cancellation) of all securities of this issue (additional issue). The securities issue prospectus should be accessible via Internet during the period from the date of its publication till the day that is at least 6 (six) months later than the date of publication of the registered report about the results of the securities' issue in the Internet. As well, all interested persons can acquaint themselves with the registered decision about the additional securities' issue and securities issue prospectus or receive copies of the documents mentioned above (for a fee not exceeding the cost of making such copies) at the following address:

Bank Vozrozhdenie
7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
Contact telephone number: + 7 (495) 620-18-61.
E-mail: vbank@co.voz.ru

Web-address of the pages where the information about the bank, securities issued by it and also the registered prospectus of the securities to be issued are published: www.vbank.ru.

2.4. The fact of signing the securities issue prospectus by the financial advisor for the securities market and corporate and abbreviated name of the financial consultant for the securities market.

The financial advisor for the securities market did not sign the securities issue prospectus.

2.5. The issuer undertakes obligations to disclose information in quarterly reports and in statements of material facts according to the legislation f the Russian Federation.

2.6. Facts about the issuer being the shareholder investment fund:

The issuer is not a shareholder investment fund.

3. Signature

3.1. Deputy Chairman of the Board	(signature)	A. V. Dolgopolov
3.2. 21st March, 2007	Stamp	

State registration of share issue
Information about steps of securities issue
Information on state registration of securities issue (additional issue)

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	http://www.vbank.ru/

2. Content of the Message

2.3. Statement of material fact about state registration of securities issue contains the following information
2.3.1. Category (type), series and other identification characteristics of securities issued:
Ordinary non-documentary registered shares.
2.3.2. Maturity (for bonds and options of the issuer).
Shares have no maturity date.
2.3.3. State registration number of the securities issue (additional issue) and date of state registration.
10101439B016D dated March 20, 2007
2.3.4. Name of the registration authority that registered the securities issue.
Bank of Russia.
2.3.5. The number of securities issued and nominal value of each issued security (if availability of nominal value is stipulated by the Russian law):
3,000,000 (Three million) shares of RUR 10 (ten) nominal value each.
2.3.6. Method of securities issue. In case of closed subscription – the list of potential buyers of securities issued
Open subscription
2.3.7. Preemptive rights for shareholders of the issuer and / or other persons.
According to the articles 40 and 41 of the Federal law "About joint-stock companies" shareholders owning ordinary shares of Bank Vozrozhdenie have preemptive rights to purchase ordinary shares issued in the number proportionate to the number of ordinary shares owned by them.
The list of shareholders having pre-emptive rights to purchase additional shares issued was completed on the basis of the data from the shareholders register as at the end of the business day of February 20, 2007 – the day when the Board of Directors of the Bank made a decision to increase the share capital underlying the issue additional shares.
2.3.8. Price for securities issued or procedure of its defining.
The price of ordinary registered non-documentary shares to be issued in Russian Rubles and in foreign currency will be set by the Board of Directors within the first business day after expiration of preemptive rights. Information about the price will be disclosed through the business news service of the news agency "Interfax" and at the bank's web-site (www.vbank.ru).
2.3.9. Term of issuing securities or the order of its definition.
The initial date of placing shares with personsaving having having preemptive rights to purchase additional shares will be the next business day after the date of publication information about the price of shares to be issued through the business news service "Interfax" (further – "Initial date of placing shares with persons having preemptive rights").
The initial date of placing shares with other persons will be the next business day after the date of publication of information about the results of exercising preemptive rights through "Interfax" (further – "Initial date of placing shares with other persons").
The closing date of placing shares with persons having preemptive rights will be the 5th business day (inclusive) after the day following the date of publication of the share placement price (the order of price determination) through the news agency "Interfax" (further – "Closing date of placing shares with persons having preemptive rights").
The closing date of placing shares with other persons (further – "Closing date of placing shares with other persons") is determined as the earliest of two dates:

- Date of placing of the last shares available of this additional issue;
- 60th business day from the initial date of placing shares with such other persons.

2.3.10. Information about registration of the securities issue prospectus at the same time with the state registration of these securities issue
The securities issue prospectus was registered at the same time with the state registration of the additional shares issue.
2.3.11. The order of access to the securities issue prospectus in case of its registration.

The bank will publish the text of the registered decision about securities' issue and securities issue prospectus at its web-page www.vbank.ru in the Internet within 2 (two) days from the moment of receipt of the written notice about state registration of the issue from the registration authority. The registered decision about the securities' issue should be accessible via Internet during the period from the date of its publication till redemption (cancellation) of all securities of this issue (additional issue). The securities issue prospectus should be accessible via Internet during the period from the date of its publication till the day that is at least 6 (six) months later than the date of publication of the registered report about the results of the securities' issue in the Internet.
As well, all interested persons can acquaint themselves with the registered decision about the additional securities' issue and securities issue prospectus or receive copies of the documents mentioned above (for a fee not exceeding the cost of making such copies) at the following address:
Bank Vozrozhdenie
7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
Contact telephone number: + 7 (495) 620-18-61.
E-mail: vbank@co.voz.ru
Web-address of the pages where the information about the bank, securities issued by it and also the registered prospectus of the securities to be issued are published: www.vbank.ru.
2.3.12. The fact of signing the securities issue prospectus by the financial advisor for the securities market and corporate and abbreviated name of the financial consultant for the securities market.
The financial advisor for the securities market did not sign the securities issue prospectus.

3. Signature

3.1. Deputy Chairman of the Board	(signature)	A. V. Dolgopolov
3.2. 21st March, 2007	Stamp	

END